FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of March 2004

GEMPLUS INTERNATIONAL S.A.

(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.

(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ]	No [X]

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: 19 March, 2004,
	By:	/s/ Stephen Juge

Name: Stephen Juge
Title: Executive Vice President and General Counsel

Decision of the Commercial Court of Marseille regarding a lawsuit

Luxembourg — March 19, 2004 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card enabled solutions, today reported on a decision of the Commercial Court of Marseille.

In the lawsuit commenced in 1997 against Gemplus International S.A.’s French subsidiary Gemplus S.A., relating to an alleged breach of an agreement regarding the sale of smart card solutions for casino gambling, the Commercial Court of Marseille has ordered Gemplus S.A. to pay a total sum of approximately € 22 million based upon an expert’s report.

This case is related to a market segment which, from Gemplus’ point of view, has very little or no development potential, as confirmed by the lack of evolution in this segment to date. The conclusions of the expert’s report, on which the Court based its decision, are that the development potential of this segment is very significant.

Therefore, Gemplus S.A. contested the expert’s report as well as the related estimated damages and the merits of the case on various grounds, and will file an appeal.

The group made a provision of 1.8 million euros in its accounts for this case in the first quarter of 2003, and is evaluating the potential impact of the court’s decision on this provision.

Contacts:

Press Gemplus Marielle Bricman Tel: +33 (0) 4 42 36 55 96 Mob : +33 (0) 6 74 68 72 82 Email: marielle.bricman@gemplus.com	Investor Relations Gemplus Celine Berthier Tel: +41 22 544 5065 Email: celine.berthier@gemplus.com

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

About Gemplus

Gemplus International S.A.(Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus offers an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

Gemplus’ revenue in 2003 was 749 million Euros.

www.gemplus.com

©2003 Gemplus International S.A. All rights reserved. Gemplus, the Gemplus logo, GemXpresso, MySIMCopier, Gemsense Pro, m-Banxafe, and Your Passport to the Digital Age are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.